TAHOE PROVIDES ESCOBAL UPDATE

VANCOUVER, British Columbia – June 19, 2017 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) reported today that a group of protestors near the town of Casillas in Guatemala has been blocking the primary road that connects Guatemala City to the Escobal Mine near Minera San Rafael. Protests appear to relate to a variety of issues, including some unfounded claims that mining at Escobal is causing seismic activity more than 20 kilometers away in Casillas. The Company is working with the government, community leaders and others to resolve the situation peacefully and expeditiously. We expect lawful and peaceful engagement in the coming week will result in the resolution of this conflict and open transportation routes. While the Company’s shipments and supplies have been delayed, the Company does not expect any adjustments to its annual production or cost guidance as a result, and anticipates production and financial performance to be in line with mid-year expectations at the end of the second quarter.

Ron Clayton, President and CEO of Tahoe Resources Inc., commented: “I want to assure shareholders that the roadblock has not affected our guidance for the year. Our operations are performing well and we anticipate that our performance at mid-year will be well within expectations relative to our guidance. However, the delay affects our partner communities and former land owners as well as our employees and suppliers since royalties, wages and fees may be delayed as a result. We are working diligently to engage government and community leaders to resolve the situation.”

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). In particular, this news release includes forward-looking statements related to production and cost estimates at the Escobal Mine and the resolution of the roadblock along the road to the Escobal Mine.

Forward-looking statements are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things: the Company’s ability to operate in a safe, efficient and effective manner. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to social unrest and political or economic instability in Guatemala. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Tahoe does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors.”

For further information, please contact:

Tahoe Resources Inc.
Vice President, Investor Relations
investors@tahoeresources.com
Tel: 775-448-5800